MDU RESOURCES GROUP, INC.
              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
           AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS


                                Years Ended December 31,
                       1997      1996       1995       1994       1993
                                (In thousands of dollars)
Earnings Available for
    Fixed Charges:

Net Income per
    Consolidated
    Statements of
    Income        $ 54,617   $ 45,470   $ 41,633   $ 39,845   $ 38,817*

Income Taxes        30,743     16,087     23,057     18,833     19,982*
                    85,360     61,557     64,690     58,678     58,799

Rents (a)            1,249      1,031        894        878        871

Interest (b)        33,047     34,101     29,924     29,173     27,928

Total Earnings
 Available for
 Fixed Charges    $119,656   $ 96,689   $ 95,508   $ 88,729   $ 87,598*

Preferred Dividend
 Requirements     $    782   $    787   $    792   $    797   $    802

Ratio of Income
 Before Income
 Taxes to Net
 Income                156%       135%       155%       147%       151%
Preferred Dividend
 Factor on Pretax
 Basis               1,220      1,062      1,228      1,172      1,211

Fixed Charges (c)   34,296     35,132     30,818     30,051     28,799

Combined Fixed
 Charges and
 Preferred Stock
 Dividends        $ 35,516   $ 36,194   $ 32,046   $ 31,223   $ 30,010

Ratio of Earnings
 to  Fixed Charges   3.49x      2.75x      3.10x      2.95x      3.04x*

Ratio of Earnings
  to Combined
  Fixed Charges
  and Preferred
 Stock Dividends     3.37x      2.67x      2.98x      2.84x      2.92x*


 * Before cumulative effect of accounting change of $5,521 (net of income taxes).

(a) Represents portion (33 1/3%) of rents which is estimated to approximately constitute the return to the lessors on their investment in leased premises.

(b) Represents interest and amortization of debt discount and expense on all indebtedness and excludes amortization of gains or losses on reacquired debt which, under the Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income. Also includes carrying costs associated with natural gas available under a repurchase agreement with Frontier Gas Storage Company as more fully described in Notes to Consolidated Financial Statements.

(c)  Represents rents and interest, both as defined above.